

March 9, 2011

Mr. Nikolay Lobachev
Chief Financial Officer
Diversified Global Holdings Group, Inc.
800 North Magnolia Avenue, Suite 105
Orlando, Florida 32803

  Re: Form 10-K for the Fiscal Year Ended December 31, 2009
      Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30,
      2010, and September 30, 2010
      Form 8-K filed October 13, 2010
      File No. 0-53524

Dear Mr. Lobachev:

  We have completed our review of your filings and do not have any further
comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief